February 22, 2022

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Al Pavot

Julie Sherman

Jordan Nimitz

Christopher Edwards

Re:	Incannex Healthcare Ltd Registration Statement on Form 20-F Filing date January 25, 2022

File No. 001-41106

Ladies and Gentlemen:

On behalf of Incannex Healthcare Limited (the “Company”), we are providing this letter in response to comments (the “Comments”) received from the staff of the U.S. Securities and Exchange Commission’s Division of Corporation Finance (the “Staff”) by letter dated February 18, 2022 with respect to the Company’s Registration Statement on Form 20-F that was filed on January 25, 2022.

Set forth below is the Company’s response to the Comments, which for your convenience we have incorporated into this response letter. Capitalized terms used in this response letter but not otherwise defined in this response letter shall have the meanings set forth in the Registration Statement.

Form 20FR12B filed January 25, 2022

Financial Statements

Revenue Recognition, page F-8

1.	We noted from your disclosure on page 74 that your agreement with Cannvalate, a related party, gave you the right to distribute cannabinoid oil products in Australia through Cannvalate’s network. Please tell us, and expand your revenue recognition policy to explain, whether you recognized revenue on a gross or net basis in accordance with IFRS 15.

The Company earned revenue from the sale of the cannabinoid oil products through Cannvalate under a distribution agreement (“Distribution Agreement”) entered into with Cannvalate in March 2019 and terminated in June 2021. The Company recorded revenue from this contract on a gross basis in compliance with IFRS 15. In particular, IFRS 15-B35B states, “When (or as) an entity that is a principal satisfies a performance obligation, the entity recognizes revenue in the gross amount of consideration to which it expects to be entitled in exchange for the specified good or service transferred.”

In instances where a contracted entity arranges for a third-party to provide a good or a service for the entity’s customer, for revenue recognition purposes, it must be determined as to which party is the principal entity and which is the agent entity. IFRS 15-B35A states that, “When another party is involved in providing goods or services to a customer, an entity that is a principal obtains a good or another asset from the other party that it then transfers to the customer.” Under the Distribution Agreement, Cannvalate agreed that it holds all product as bailee of, and on trust for, the Company. Accordingly, Cannvalate does not obtain control of the goods at any point. This points to the Company being the principal.

IFRS 15-B37 also states, “Indicators that an entity controls the specified good or service before it is transferred to the customer and is therefore a principal include the following:

(a) the entity is primarily responsible for fulfilling the promise to provide the specified good or service. This typically includes responsibility for the acceptability of the specified good or service (for example, primary responsibility for the good or service meeting customer specifications). If the entity is primarily responsible for fulfilling the promise to provide the specified good or service, this may indicate that the other party involved in providing the specified good or service is acting on the entity’s behalf.

The Company is primarily responsible for fulfilling the medicinal cannabis products as the Company is responsible for the acceptability of the goods. This is an indicator that the Company controls the goods and is acting as the principal.

(b) the entity has inventory risk before the specified good or service has been transferred to a customer or after transfer of control to the customer (for example, if the customer has a right of return). For example, if the entity obtains, or commits itself to obtain, the specified good or service before obtaining a contract with a customer, that may indicate that the entity has the ability to direct the use of, and obtain substantially all of the remaining benefits from, the good or service before it is transferred to the customer.

The Company bears the inventory and credit risk before the products are transferred to the customer, as the Company must reimburse Cannvalate for items purchased that are not sold customers. Section 4(h) of the Distribution Agreement states that Cannvalate does not have the ability to grant customers credit, as that decision is controlled by the Company. Additionally, Section 7 of the Distribution Agreement, states, “Cannvalate agrees that it holds all product as bailee of, and on trust for, the Company”. Therefore, title and ownership of the goods remains with the Company when Cannvalate has physical possession. These factors are indicators that the Company controls the goods and is acting as the principal.

(c) the entity has discretion in establishing the price for the specified good or service. Establishing the price that the customer pays for the specified good or service may indicate that the entity has the ability to direct the use of that good or service and obtain substantially all of the remaining benefits. However, an agent can have discretion in establishing prices in some cases. For example, an agent may have some flexibility in setting prices in order to generate additional revenue from its service of arranging for goods or services to be provided by other parties to customers.”

The retail price of the products is agreed upon by both Cannvalate and the Company. This is not an indicator that either party controls the goods.

Based on the above analysis, there are more indicators that the Company has control of the goods as opposed to Cannvalate. Accordingly, the Company is the principal entity and Cannvalate is the agent. Thus, the Company recorded revenue from the Distribution Agreement on a gross basis in compliance with IFRS 15.

As requested, the Company has expanded the disclosure on its revenue recognition policy on page F-8 of its Amendment 1 to the Registration Statement to reflect this explanation.

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We appreciate your consideration.

Please feel free to contact me on +61 2 9055 6965 (in your late afternoon or early evening given the time zone difference with Sydney) or email andrew.reilly@rimonlaw.com.

Very truly yours,

/s/ Andrew Reilly
Andrew Reilly
Partner